FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                        For the month of September, 2005

 (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                      Form 20-F  X          Form 40-F
                               -----                 -----

        (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
                  under the Securities Exchange Act of 1934. )

                           Yes              No   X
                               -----           -----

 (If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________.)
                                      N/A

               China Netcom Group Corporation (Hong Kong) Limited
                    Building C, No. 156, Fuxingmennei Avenue
                                Xicheng District
                              Beijing, 100031 PRC

This Form 6-K consists of:

The announcement of 2005 interim results of China Netcom Group Corporation (Hong Kong) Limited (the "Registrant"), made by the Registrant in English on September 12, 2005.

                                   SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.


                          CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED


                          By  /s/ Zhang Xiaotie
                             ------------------

                          By  /s/ Oliver E Lixin
                             -------------------

                          Name: Zhang Xiaotie and Oliver E Lixin

                          Title: Joint Company Secretaries


Date:    September 12, 2005

                               [GRAPHIC OMITTED]
               CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED
                               [GRAPHIC OMITTED]
(incorporated in Hong Kong with limited liability under the Companies Ordinance)
                               (Stock Code: 906)

                      ANNOUNCEMENT OF 2005 INTERIM RESULTS

CHAIRMAN'S STATEMENT

Dear Shareholders,

In the first half of 2005, the Company's focus is "growth and efficiency". While taking various measures to strengthen the leading position of our core businesses, our Company constantly sought new drivers to the growth of our businesses. We made further reforms in our various management systems, thereby enhancing the Company's operational efficiency in a sustainable manner. In the first half of 2005, our revenues reached RMB33,724 million, net profits reached RMB6,358 million and profit per share reached RMB0.96.

In the first half of 2005, our Board strived to establish a system for our Board that meets the standards of the recommended best practices in the Code on Corporate Governance Practices, in order to align our governance structure with international market practices. At the same time, our Company continued the enhancement of our internal control system since the launch of the enhancement project at the end of last year. As a corporation of our scale and size and with a history of over a hundred years in operation, to fulfill the requirements of the Sarbanes-Oxley Act in a short period of time is a huge challenge, and we are determined to be prepared for this challenge. In the first half of the year, our internal control project team continued to inspect and check our internal control system from the company-level control and process-level control perspectives, and formulated standard models for improvement. In the second half of the year, such internal control standard models will be put into trial in some of the branches of the Company.

In the first half of 2005, we continued to focus on executing our three core strategies, "Broadband, Olympic and International". As construction for the Olympic stadiums began in the first half of this year, our Company together with our controlling shareholder, China Network Communications Group Corporation, has commenced the comprehensive implementation of our Olympic strategy. The Company will strive to achieve the strategic goal of "Broadband Olympic" through technical, business and service innovation. The "Broadband Olympic" strategy serves to bring rapid growth to our broadband content and other value-added businesses in order to offset the declining growth of our traditional businesses. Hence, the sustained growth in our future business can be attained.

In order to further enhance the value of the Company, by means of mergers and acquisitions to achieve external growth, our Company has commenced the acquisition of major telecommunications assets and business operations held by China Network Communications Group Corporation, the controlling shareholder of the Company, in Shanxi Province, Jilin Province, Heilongjiang Province and Neimenggu Autonomous Region in 2005. An Extraordinary General Meeting will be held at a suitable time such that the transaction can be considered and approved at the Extraordinary General Meeting. Our Board believes that such acquisition will provide further room for the Company's expansion, improve the Company's service capabilities, capture operating synergy between the Company and the target company to be acquired, thereby creating additional value to the Company's shareholders.

The Company has entered into a Memorandum of Understanding with Telefonica, S.A. on 21 July 2005 to explore the establishment of a broad strategic cooperation. Our Board believes that our cooperation with Telefonica, S.A. will further enhance our managerial and operational skills and is important to our future business development and innovation.

The Company will continue to focus on "growth and efficiency" in the second half of the year and will persist in implementing the three core strategies. While continuing to promote the development of our broadband business, the implementation of our Olympic strategy and the effective cooperation with our international partners, we will strive to maintain a stable development of our core telecommunications businesses. We will further refine our corporate governance and comprehensively implement a robust internal control system. We will further develop our value-added services as the industry becomes increasingly competitive. At the same time, we will capture opportunities for new businesses, especially wireless businesses, to further develop the growth potential of the Company's new businesses.

On 12 September 2005, our Board accepted Mr Keith Rupert Murdoch's resignation from his positions as a non-executive director of our Company and the chairman of the Compensation Committee, and Mr Keith Rupert Murdoch is appointed as an adviser to the Board. I would like to take this opportunity, on behalf of the Board, to express our highest regards and deepest gratitude to Mr Keith Rupert Murdoch for his exceptional contribution to the Company. Also, we welcome Mr Jose Maria Alvarez-Pallete as a non-executive director. We believe that Mr Jose Maria Alvarez-Pallete's expertise in corporate operations and management will further strengthen the professionalism of our Board, which will contribute to maximising the returns for our shareholders.


                                                            Zhang Chunjiang
                                                               Chairman

Hong Kong, 12 September 2005

CHIEF EXECUTIVE OFFICER'S STATEMENT

Dear Shareholders,

In the first half of 2005, the telecommunications market in Mainland China was very challenging. Not only was there intensified competition in the industry, the market was also confronted with more uncertainties for its future development. In such an environment, our Company, with the trust and support of our Board, persisted in its goal in achieving "growth and efficiency". With the concerted efforts of all our staff, we achieved considerable results in our operations and management in the first half of 2005.

Financial Results

In the first half of 2005, we maintained a steady growth in our revenue, achieved favourable results in cost control and recorded a substantial increase in our operating results. For the first six months in 2005, we generated revenue of RMB33,724 million (including amortisation of upfront connection fees in the amount of RMB1,427 million). After excluding amortisation of upfront connection fees, our revenue was RMB32,297 million, EBITDA* reached RMB17,605 million, EBITDA margin reached 54.5%, net profits amounted to RMB4,931 million and profit margin reached 15.3%. Our operational efficiency was significantly improved when compared to the same period last year.

Our free cash flow* maintained a steady growth, and reached RMB5,672 million as at the end of June 2005, and our Capax reached RMB8,235 million for the same period. Our capital structure became more solid as a result of the stable growth in our operating results and our successful control of capital expenditures. As at 30 June 2005, our interest-bearing debts reduced by RMB9,502 million compared to the beginning of the year, and the total debt to capitalisation ratio* decreased to 38.5%, representing a decrease of 5.8 percentage points.

Business Review

In 2005, we continued to fully leverage our advantages in local networks and channels, and focused on the development of broadband services. We devoted considerable efforts to enhance the loyalty of our fixed-line telephone customers and further increase the growth in our PHS services to combat mobile substitution. We vigorously fostered our value-added services to promote sustained growth. While confronted with challenges to the fixed-line telephone services, we achieved a comparatively favourable growth in our broadband services and value-added services.

(1)   Broadband and Internet Services

      In the first half of 2005, we maintained a robust growth in our broadband and Internet services. Our broadband and other Internet services generated a revenue of RMB3,190 million, representing 9.9% of our total revenue (excluding amortisation of upfront connection fees, same for the following). As of 30 June 2005, the number of our broadband subscribers reached 7.73 million, representing an increase of 84.6% over the same period last year, and a market share of 87.6% in our northern service region.

      In 2005, the emphasis of our broadband services development is to realise efficient growth brought by the increased economies of scale. While we continued to increase the number of our broadband subscribers, we have also taken measures to stabilise the revenue contribution of each broadband subscriber. These measures include strengthening our marketing efforts to business customers, enriching our broadband content and providing our corporate customers and Internet caf|$$|Aae customers with premium after-sales services so as to increase their loyalty.

(2)   Fixed-line Telephone Services

      Local Telephone Services

      In the first half of 2005, our local telephone services business remained stable and it generated a revenue of RMB16,899 million, representing 52.3% of our total revenue. As of 30 June 2005, the number of our local telephone subscribers reached 85.24 million, representing an increase of
      4.86 million subscribers compared to the end of last year, and a market share of 93.8% in our northern service region. The growth in the local telephone subscribers was primarily due to our PHS subscribers. In the first half of 2005, the number of our PHS subscribers reached 18.11 million, representing an increase of 45.4% over the same period last year.

      In the first half of 2005, the growth of our fixed-line telephone subscribers declined. Due to the impact of mobile substitution, the usage volume of our fixed-line telephone services demonstrated a declining trend compared to the same period last year. In order to maintain a steady development of our local telephone services and increase the utilisation rate of our local network resources, we strengthened our efforts in expanding our subscriber base in urban and rural connecting areas, rural areas and newly established urban residential communities in 2005. Furthermore, with the opportunities brought about by the intelligence upgrade of our local network, we comprehensively promoted the marketing of our new businesses and new bundled products in order to retain existing customers and attract more customers.

      Long Distance Services

      In the first half of 2005, the revenue generated from our long distance services reached RMB4,491 million, representing 13.9% of our total revenue. As a result of a constant increase in the proportion of VoIP usage in our long distance services, our average tariff has declined. Despite a continued growth in the usage volume of our long distance services, the revenue generated from long distance services decreased moderately when compared to the same period last year.

      Value-added Services

      In the first half of 2005, the revenue generated from our value-added services reached RMB1,346 million, representing 4.2% of our total revenue. Value-added services, as one of our key revenue growth drivers, continued to record robust growth. In 2005, we continued our promotion of the development of our value-added services. With the opportunities brought about by the intelligence upgrade of our local network, we further promoted our value-added products such as caller identification, telephone information, voice messaging, telephone Q-bar, 4006 service, 800 service and interactive telephone conferencing. As of 30 June 2005, the penetration rate of our caller identification services reached 63.5%, which was 5.3 percentage points higher than that at the end of 2004. The usage of our telephone information services was 1,305 million minutes for the six months, representing an increase of 14.2% over the same period last year.

      In the first half of 2005, the Company cooperated with SPs in an active and comprehensive manner to vigorously develop value-added services for PHS. The volume of PHS short message reached 1,993 million in the first half of 2005, representing a growth of 56.8% over that for the whole year of 2004. We formally launched our PHS "Personalised Ring" service at the end of 2004 and acquired 2.66 million PHS "Personalised Ring" subscribers as at the end of June 2005, with a penetration rate of 14.7%. As one of our key service offerings, value-added services recorded robust growth, demonstrating an enormous development potential.

(3)   Business and Data Communication Services

      In the first half of 2005, the revenue generated from our business and data communication services reached RMB1,490 million, representing 4.6% of our total revenue. Our business and data communication services remained generally stable. Comparatively, in the first half of the year, the usage volume of our managed data service achieved a higher growth rate. The leased bandwidth of DDN, FR and ATM increased by 57.3%, 103.7% and 118.9%, respectively over the same period last year. In terms of leased line services, despite a substantial decline in the demand from our carrier customers, the overall bandwidth of leased circuits still grew moderately over the same period last year as a result of the increase in number and demand of our business customers.

(4)   International Services

      In the first half of 2005, the revenue generated from our international services reached RMB1,601 million, representing 5.0% of our total revenue. In the first half of 2005, Asia Netcom, our wholly-owned subsidiary, achieved a positive EBITDA. During the first six months, the number of points of connection for our international managed data service reached 3,800, our international leased line bandwidth reached 23.2G and our international incoming traffic reached 921 million minutes, representing an increase of 165.4%, 74.0% and 2.4%, respectively over the same period last year.

Outlook for the Second Half of the Year

We achieved relatively satisfactory results in reducing costs and enhancing efficiency in the first half of 2005, and we will continue to refine our management and realise management efficiency in the second half of 2005. While consistently taking measures to ensure a steady growth in our fixed-line telephone services, we will launch a "reward points" system and further refine our customer retaining efforts with a view to preserving and consolidating our existing market in an active and efficient way. We will continue our efforts in improving the PHS networks and increasing their utilisation. We will persist in our massive efforts in marketing our broadband services and enlarging the scale of our broadband subscriber base. Furthermore, we will further tap the potentials of the value-added services and strengthen the marketing efforts on our value-added products.

In the second half of the year, we will continue to leverage the various opportunities brought about by new technologies to accelerate the development of our businesses, upgrade our overall brand images and push forward the development of our broadband content. We will also strengthen our cooperation with international telecommunications operators with extensive experience in international operations so as to further refine our operations and management and develop our new businesses. We strive to provide even better services for our customers and maximise the returns for our shareholders.

                                                     Tian Suning
                                      Vice Chairman and Chief Executive Officer

Hong Kong, 12 September 2005

* For definitions of EBITDA, free cash flow and total debt to capitalisation ratio, please refer to our Company's 2004 annual report.


UNAUDITED CONDENSED CONSOLIDATED INCOME STATEMENT
FOR THE SIX MONTHS ENDED 30 JUNE 2005
(Expressed in Renminbi)

                                                                                                  2005            2004
                                                                                Note               RMB             RMB
                                                                                               million         million
                                                                                             Unaudited         Audited

Revenues                                                                         5              33,724          32,498
                                                                                             ---------         -------
Operating expenses
Depreciation and amortisation                                                                  (9,265)         (9,552)
Networks, operations and support                                                               (5,549)         (5,167)
Staff costs                                                                                    (4,200)         (4,294)
Selling, general and administrative                                                            (4,402)         (4,199)
Other operating expenses                                                                         (541)           (724)
                                                                                             ---------         -------
Operating profit before interest income and dividend income                                      9,767           8,562
Interest income                                                                                     87              32
Dividend income                                                                                     28               7
                                                                                             ---------         -------
Profit from operations                                                           6               9,882           8,601
Finance costs                                                                    7             (1,226)         (1,604)
Share of loss of associated companies                                                                -             (1)
                                                                                             ---------         -------
Profit before taxation                                                                           8,656           6,996
Taxation                                                                         8             (2,298)         (2,121)
                                                                                             ---------         -------
Profit for the period                                                                            6,358           4,875
                                                                                             =========         =======
Basic earnings per share                                                         10            RMB0.96         RMB0.89
                                                                                             =========         =======
Diluted earnings per share                                                       10            RMB0.96         RMB0.89
                                                                                             =========         =======


UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET
AT 30 JUNE 2005
(Expressed in Renminbi)

                                                                                                 As at           As at
                                                                                               30 June     31 December
                                                                                                  2005            2004
                                                                                                   RMB             RMB
                                                                                               million         million
                                                                                             Unaudited        Restated

Assets
Current assets
   Cash and bank deposits                                                                        8,790          10,053
   Short-term investments                                                                          439           2,876
   Accounts receivable                                                           11              6,778           5,688
   Inventories and consumables                                                                     502             941
   Prepayments and other receivables                                                             1,079           1,006
   Due from holding companies and fellow subsidiaries                                              489             373
                                                                                             ---------         -------
Total current assets                                                                            18,077          20,937
                                                                                             ---------         -------
Non-current assets
   Property, plant and equipment                                                               122,689         124,787
   Construction in progress                                                                      9,172           7,602
   Lease prepayments for land                                                                    1,291           1,266
   Intangible assets                                                                               926             316
   Deferred costs                                                                                6,250           7,449
   Deferred tax assets                                                                           2,881           2,394
   Derivative assets                                                                                 2               -
   Other non-current assets                                                                         11             424
                                                                                             ---------         -------
Total non-current assets                                                                       143,222         144,238
                                                                                             ---------         -------
Total assets                                                                                   161,299         165,175
                                                                                             =========         =======
Liabilities and equity
Current liabilities
   Accounts payable                                                              12             13,281          14,653
   Accruals and other payables                                                                   3,698           3,353
   Short-term bank loans                                                       13(a)            26,425          29,339
   Current portion of long-term bank and other loans                           13(b)             4,263           7,270
   Due to holding companies and fellow subsidiaries                                              8,469           8,244
   Current portion of deferred revenues                                                          6,196           6,653
   Current portion of provisions                                                                 2,480           2,596
   Taxation payable                                                                              2,656             196
                                                                                             ---------         -------
Total current liabilities                                                                       67,468          72,304
                                                                                             ---------         -------
Net current liabilities                                                                       (49,391)        (51,367)
                                                                                             ---------         -------


Total assets less current liabilities                                                           93,381          92,871
                                                                                             ---------         -------
Non-current liabilities
   Long-term bank and other loans                                              13(b)            18,280          21,861
   Deferred revenues                                                                            10,528          11,817
   Provisions                                                                                    2,080           2,143
   Deferred tax liabilities                                                                      1,354           1,321
   Derivative liabilities                                                                           83               -
   Other non-current liabilities                                                                    22             564
                                                                                             ---------         -------
Total non-current liabilities                                                                   32,347          37,706
                                                                                             ---------         -------
Total liabilities                                                                               99,815         110,010
                                                                                             ---------         -------
Financed by:
   Share capital                                                                                 2,181           2,181
   Reserves                                                                                     59,303          52,984
                                                                                             ---------         -------
Shareholders' equity                                                                            61,484          55,165
                                                                                             ---------         -------
Total liabilities & equity                                                                     161,299         165,175
                                                                                             =========         =======

UNAUDITED CONDENSED CONSOLIDATED CASH FLOW STATEMENT
FOR THE SIX MONTHS ENDED 30 JUNE 2005
(Expressed in Renminbi)

                                                                                          Six months ended 30 June
                                                                                                  2005            2004
                                                                                                   RMB             RMB
                                                                                               million         million
                                                                                             Unaudited         Audited

Net cash inflow from operating activities                                                       13,907          14,075
Net cash outflow from investing activities                                                     (5,737)         (8,128)
Net cash outflow from financing activities                                                     (9,433)         (9,114)
                                                                                             ---------         -------
Decrease in cash and cash equivalents                                                          (1,263)         (3,167)
Cash and cash equivalents at beginning of period                                                10,033           6,283
                                                                                             ---------         -------
Cash and cash equivalents at end of period                                                       8,770           3,116
                                                                                             =========         =======

NOTES TO THE INTERIM FINANCIAL STATEMENTS

1     The group and principal activities

      Background of the Group

      China Netcom Group Corporation (Hong Kong) Limited (the "Company") was incorporated in the Hong Kong Special Administrative Region ("Hong Kong") of the People's Republic of China ("PRC") on 22 October 1999 as a limited liability company under the Hong Kong Companies Ordinance.

      Following the reorganization of the Company, China Netcom Holdings Company Limited and China Netcom Communications Group Corporation ("China Netcom Group") as set out in note 2 to the Group's financial statements for the year ended 31 December 2004, the shares of the Company were listed on The Stock Exchange of Hong Kong Limited on 17 November 2004 and the American Depositary Shares Holders of the Company were listed on The New York Stock Exchange Inc. on 16 November 2004.

      Principal activities

      The Group is a dominant provider of fixed line telephone services, broadband, other Internet-related services, and business and data communications services in six northern municipalities and provinces, namely Beijing Municipality, Tianjin Municipality, Hebei Province, Henan Province, Shandong Province and Liaoning Province in the PRC. The Group also provides telecommunications services to selected business and residential customers in one southern municipality and one southern province, namely Shanghai Municipality and Guangdong Province in the PRC. In addition, the Group operates a network and offers international data services throughout the Asia Pacific countries and regions.

2     Basis of presentation

      These unaudited consolidated condensed financial statements (the "interim financial statements") have been prepared in accordance with Hong Kong Accounting Standard ("HKAS") 34, "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants (the "HKICPA") and the disclosure requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

      The interim financial statements include the financial information of the Company and its subsidiaries (collectively referred to as the "Group"). These interim financial statements should be read in conjunction with the Group's 2004 financial statements.

      The interim financial statements have been prepared in accordance with the same accounting policies adopted in the Company's 2004 financial statements, except for the accounting policy changes that are reflected in the 2005 annual financial statements. Details of these changes in accounting policies are set out in note 3 below.

      The Company was listed following a reorganisation which was effective for accounting purposes on 30 June 2004. The financial information for the six months ended 30 June 2004 are extracted from the Company's prospectus for the initial public offering and were presented as if the Group had been in existence throughout that period. Further details regarding the Group's reorganisation are set out in note 2 to the Group's 2004 financial statements.

      A significant percentage of the Group's funding requirements is achieved through short term borrowings. Consequently, the balance sheet indicates a significant working capital deficit. In the past, a substantial portion of the Group's short term borrowings have been rolled over upon maturity. Based on the Group's history of obtaining finance, its current finance, its relationships with its bankers and its operating performance, the directors consider that the Group will continue to be able to roll over such short term financing, or will be able to obtain sufficient alternative sources of financing to enable it to operate and meet its liabilities as and when they fall due.

3     Changes in accounting policies

      The HKICPA has issued a number of new and revised Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards ("new revised HKFRSs") which are effective for accounting periods beginning on or after 1 January 2005.

      As at 1 January 2005, the Group adopted the new and revised HKFRSs as listed below, which are relevant to its operations. The comparative figures in respect of the six months ended 30 June 2004 have been amended as required and where necessary, in accordance with the relevant requirements.


      HKAS 1                    Presentation of Financial Statements
      HKAS 2                    Inventories
      HKAS 7                    Cash Flow Statements
      HKAS 8                    Accounting Policies, Changes in Accounting Estimates and Errors
      HKAS 10                   Events after the Balance Sheet Date
      HKAS 12                   Income Taxes


      HKAS 14                   Segment Reporting
      HKAS 16                   Property, Plant and Equipment
      HKAS 17                   Leases
      HKAS 18                   Revenue
      HKAS 19                   Employee Benefits
      HKAS 21                   The Effects of Changes in Foreign Exchange Rates
      HKAS 23                   Borrowing Costs
      HKAS 24                   Related Party Disclosures
      HKAS 27                   Consolidated and Separate Financial Statements
      HKAS 28                   Investments in Associates
      HKAS 32                   Financial Instruments: Disclosure and Presentation
      HKAS 33                   Earnings Per Share
      HKAS 34                   Interim Financial Reporting
      HKAS 36                   Impairment of Assets
      HKAS 37                   Provisions, Contingent Liabilities and Contingent Assets
      HKAS 38                   Intangible Assets
      HKAS 39                   Financial Instruments: Recognition and Measurement
      HKFRS 1                   First-time Adoption of Hong Kong Financial Reporting Standards
      HKFRS 2                   Share-based Payment
      HKFRS 3                   Business Combinations

      The adoption of these new and revised HKFRSs by the Company did not have any significant impact on its results of operations and financial position, except for the adoption of HKFRS 2, HKFRS 3, HKAS 36, HKAS 17, HKAS 32 and HKAS 39 as detailed below.

(a)   HKFRS 2

      In prior years, no employee benefit cost or obligation was recognised when employees (including directors) were granted share options by the Group over shares in the Company. When the share options were exercised, equity was increased by the amount of the proceeds received.

      With effect from 1 January 2005, in order to comply with HKFRS 2, the Group recognises the fair value of such share options as an expense in the consolidated income statement, or as an asset if the cost qualifies for recognition as an asset under the group's accounting policies. A corresponding increase is recognised in a capital reserve within equity.

      This change in accounting policy has been accounted for retrospectively as follows:


                                                                                            Effect of
                                                                                   As        adoption
                                                                           previously         of  new               As
                                                                             reported            HKFRS        restated
                                                                                  RMB              RMB             RMB
                                                                              million          million         million

      As at 31 December 2004
      Reserves:
         Retained earnings                                                      4,985             (18)           4,967
         Capital reserve                                                          265               18             283

                                                                           =============    =============    =============

      The adoption of HKFRS 2 resulted in:

                                                                                           Six months ended 30 June
                                                                                                     2005         2004
                                                                                              RMB million  RMB million

      Increase in staff costs                                                                          48            -
                                                                                            ============= =============


      The company's share option scheme was introduced upon the listing of its shares in October 2004. Accordingly, the adoption of HKFRS does not have any impact to the Group's financial profit and loss account for the six months ended 30 June 2004.

(b). HKFRS 3 and HKAS 36

      In prior years:

      - positive goodwill arising from acquisitions on or after 1 January 2001 was amortised to the consolidated income statement on a straight-line basis over 20 years. Positive goodwill was stated in the consolidated balance sheet at cost less accumulated amortisation and any impairment losses; and

      - negative goodwill which arose from acquisitions on or after 1 January 2001 was amortised over the weighted average useful life of the depreciable/amortisable non-monetary assets acquired, except to the extent it related to identified expected future losses as at the date of acquisition. In such cases it was recognised in the consolidated income statement as those expected losses was incurred.

      With effect from 1 January 2005, in order to comply with HKFRS 3 and HKAS 36, positive goodwill could no longer be amortised. Such goodwill is tested annually for impairment, including in the year of its initial recognition, as well as when there are indications of impairment. Impairment losses are recognised when the carrying amount of the cash generating unit to which the goodwill has been allocated exceeds its recoverable amount.

      With effect from 1 January 2005 and in accordance with HKFRS 3, if the fair value of the net assets acquired in a business combination exceeds the consideration paid (i.e. an amount arises which would have been known as negative goodwill under the previous accounting policy), the excess is recognised immediately in the consolidated income statement as it arises.

      The change in the net book value of negative goodwill, as disclosed in note 20 to the 2004 financial statements, arising from the above change in accounting policy has been prospectively accounted for from 1 January 2005 as follows:


                                                                               Before        Effect of
                                                                          adoption of      adoption of
                                                                            new HKFRS        new HKFRS     As restated
                                                                          RMB million      RMB million     RMB million

      As at 1 January 2005
      Negative goodwill (Included in intangible assets)                         (166)              166               -
      Retained earnings                                                         4,985              166           5,151
                                                                        =============    =============   =============

      The adoption of HKFRS 3 and HKAS 36 resulted in:

                                                                                                            Six months
                                                                                                                 ended
                                                                                                          30 June 2005
                                                                                                           RMB million

      Increase in amortisation expenses                                                                              7
                                                                                                         =============

(c)   HKAS17

      In prior years, land use rights and buildings held for own use were stated at cost less accumulated depreciation and impairment losses. Depreciation was calculated to write-off the cost of such assets on a straight-line basis over their estimated useful lives, to residual value.

      With effect from 1 January 2005, in order to comply with HKAS 17, land use rights held for own use are accounted for as operating leases where the fair value of the interest in any buildings situated on the leasehold land can be separately identified from the fair value of the land use rights at either the time the lease was first entered into by the Group or taken over from the previous lessee, or at the date of construction of those buildings, if later.

      Any pre-paid land premiums for acquiring the land use rights, or other lease payments, are stated at cost and are written off on a straight-line basis over the respective periods of the rights.

      Any buildings held for own use which are situated on such land leases continue to be presented as part of property, plant and equipment.

      The new accounting policy has been adopted retrospectively and land use rights have been reclassified from "Property, plant and equipment" or "Construction in progress" to "Lease prepayments for land" on the face of the consolidated balance sheet. The reclassification has no impact on the Group's net assets as at the period end/year end nor on the Group's profit attributable to equity shareholders for the periods presented. The amortisation charges in the consolidated income statement in respect of land use rights are is now recorded as "Amortisation of lease prepayments for land", which is included in the line item "Depreciation and amortisation" on the face of the consolidated income statement.


                                                                                           Effect of
                                                                               As           adoption
                                                                       previously            of  new                As
                                                                         reported              HKFRS          restated
                                                                      RMB million        RMB million               RMB
                                                                                                               million

      As at 31 December 2004
      Land and buildings                                                   14,238              (795)            13,443
      Construction in progress                                              8,073              (471)             7,602
      Lease prepayments for land                                                -              1,266             1,266

                                                                     =============      =============      =============

(d) HKAS 32 and HKAS 39

      HKAS 32 and HKAS 39 establish principles for disclosure, presentation, recognition and measurement of financial instruments, including non-derivative financial assets, non-derivative financial liabilities and derivative instruments for hedging activities.

      Under HKAS 39, financial instruments will be carried at either amortised cost or fair value, depending on their classification. Movements in fair value will be either charged to net profit or loss or taken to equity in accordance with the standard. In addition, all derivatives, including those embedded in non-derivative host contracts are recognised in the balance sheet at fair value.

      This change in accounting policy has been prospectively accounted for from 1 January, 2005 as follow:


                                                                                             Effect of
                                                                      Before adoption  adoption of new
                                                                         of new HKFRS            HKFRS     As restated
                                                                          RMB million      RMB million     RMB million

      As at 1 January 2005
      Contract receivable (Included in non-current assets)                        408            (408)               -
      Contract payable (Included in non-current liabilities)                    (533)              533               -
      Discount on foreign currency exchange forward contracts                      59             (59)               -
      (Included in defferred costs)
      Derivative assets                                                             -                9               9
      Derivative liabilities                                                        -             (74)            (74)
      Retained earnings                                                         4,985                1           4,986
                                                                        =============    =============   =============

      The adoption of HKAS 39 resulted in:

                                                                                                      Six months ended
                                                                                                          30 June 2005
                                                                                                           RMB million

      Decrease in profit before taxation                                                                            15
                                                                                                         =============

(e) Summary of impact of changes in accounting policies

      The impact of the changes to accounting policies as set out in notes (a) to (d) above on the Group's profit and equity was as follows:

                                                                                                                  2005
                                                                                                           RMB million

       Six months ended 30 June
       (a) HKFRS2                                                                                                   48
       (b) HKFRS3 and HKAS36                                                                                         7
       (d) HKAS32 and HKAS39                                                                                        15
                                                                                                         -------------

       Decrease in profit before taxation                                                                           70
                                                                                                         =============

       As at 1 January
       (b) HKFRS3 and HKAS36                                                                                       166
       (d) HKAS32 and HKAS39                                                                                         1
                                                                                                         -------------
       Increase in total equity                                                                                    167
                                                                                                         =============

4     Segmental Reporting

      Business segments provide services that are subject to risks and returns that are different form other business segments. Geographical segments provide services within a particular economic environment that is subject to risks and returns that different from those of segments operating in other economic environments. Currently the Group has one business segment, the provision of fixed line telecommunications services. Less than 10% of the Group's assets and operations are located outside the PRC. Accordingly, no business and geographical segment information is presented.

5     Revenues

      Revenues represent the turnover of the Group and are derived from the provision of fixed line telecommunications and related services, net of the PRC business taxes and government levies. The Group's revenues by business nature can be summarised as follows:

      The Group's revenues by geographical location of the customers can be summarised as follows:

                                                                                           Six months ended 30 June
                                                                                                     2005         2004
                                                                                              RMB million  RMB million
                                                                                                Unaudited      Audited

       Domestic telecommunications services  (Being revenues generated from customers located in the PRC)
       Local usage fees                                                                             9,299        9,443
       Monthly telephone service                                                                    6,998        6,936
       Upfront installation fees                                                                      602          641
       DLD usage fees                                                                               4,038        4,509
       ILD usage fees                                                                                 453          673
       Value-added services                                                                         1,346        1,019
       Interconnection fees                                                                         2,332        1,719
       Upfront connection fees                                                                      1,427        1,774
       Broadband service                                                                            2,799        1,815
       Internet-related service                                                                       391          613
       Managed data service                                                                           573          546
       Leased line income                                                                             917        1,021
       Other services                                                                                 948          514
                                                                                            ------------- ------------
                                                                                                   32,123       31,223


       International telecommunications services (Being revenues generated from customers located outside the PRC, including Hong Kong and Macau Special
       Administrative Regions and Taiwan)
                                                                                            ------------- ------------
       Total                                                                                       33,724       32,498
                                                                                            ============= =============

6     Profit from operations

      Profit from operations is stated after charging or crediting the following:


                                                                                           Six months ended 30 June
                                                                                                     2005         2004
                                                                                              RMB million  RMB million
                                                                                                Unaudited      Audited

       Charging

       Depreciation:
         - Owned property, plant and equipment                                                      9,034        9,398
         - Leased property, plant and equipment                                                        79           91
       Loss on disposal of fixed assets  (included in networks operations and support                   -           80
       expenses)
       Amortisation of intangible assets                                                              137           51
       Amortisation of lease prepayments for land                                                      15           13
       Cost of inventories                                                                            384          180
       Bad debt expenses                                                                              279          478
       Unrealised loss on short-term investments                                                        -            7
                                                                                            ============= =============

       Crediting

       Gain on disposal of fixed assets  (included in networks operations and support                   2            -
       expenses)
       Foreign exchange gain, net                                                                     118           15
       Gain on disposal of short-term investments                                                      28            -
                                                                                            ============= =============


7     Finance costs


                                                                                     Six months ended 30 June
                                                                                             2005          2004
                                                                                      RMB million   RMB million
                                                                                        Unaudited       Audited

       Interest expenses on:
         - Bank and other loans wholly repayable within five years                          1,358         1,814
         - Bank and other loans wholly repayable after more than five years                    86            42
                                                                                      -----------    ----------
                                                                                            1,444         1,856
       Less: Interest expenses capitalised in construction-in-progress                      (107)         (258)
                                                                                      -----------    ----------
                                                                                            1,337         1,598
       Foreign exchange (gain), net                                                         (118)          (15)
       Bank charges                                                                             7            12
       Amortisation of discount on foreign currency exchange forward contracts                  -             9
                                                                                            1,226         1,604
                                                                                      -----------    ----------
       Interest expenses were capitalised in construction in progress using the       3.91%-4.88%   3.65%-5.45%
       following annual interest rates
                                                                                      ===========   ===========



8     Taxation

                                                                                           Six months ended 30 June
                                                                                                     2005         2004
                                                                                              RMB million  RMB million
                                                                                                Unaudited      Audited

       PRC enterprise income tax ("EIT")                                                            2,752        1,389
       Deferred taxation                                                                            (454)          732
                                                                                            ------------- -------------

       Taxation charges                                                                             2,298        2,121
                                                                                            ============= =============


      The provision for EIT is calculated based on the statutory income tax rate of 33% on the assessable profit of each of the entities in the PRC as determined in accordance with the relevant income tax rules and regulations in the PRC.

      Taxation on profits derived from certain subsidiaries outside the PRC, including Hong Kong, has been calculated on the estimated assessable profit at the rates of taxation ranging from 17.5% to 30%, prevailing in the countries in which those entities operates.

      The reconciliation between the Group's actual tax charge and the amount which is calculated based on the weighted average statutory tax rate is as follows:

                                                                                             Six months ended 30 June
                                                                                                  2005            2004
                                                                                                   RMB             RMB
                                                                                               million         million
                                                                                             Unaudited         Audited

      Profit before taxation                                                                     8,656           6,996

                                                                                         =============    =============
      Weighted average statutory tax rate                                                          33%             33%
      Tax calculated at the weighted average statutory tax rate                                  2,856           2,309

      Non-taxable income (Note below)                                                            (570)           (587)
      Expenses not deductible for tax purposes                                                      63             112
      Tax losses not recognised/(utilised)                                                           4             231
      Others                                                                                      (55)              56

                                                                                         -------------    -------------
      Tax charges                                                                                2,298           2,121

                                                                                         =============    =============

      Note: Non-taxable income comprises primarily upfront connection fees charged to customers and amortised over the customer relationship period.

9     Profit distributions and allocations

      (a)         Dividends

                                                                               Six months ended 30 June
                                                                           2005                       2004
                                                                  HKD million  RMB million   HKD million   RMB million
                                                                    Unaudited    Unaudited       Audited       Audited

            Final dividend paid, of HK$0.037 per ordinary share           245          259             -             -
                                                                  ===========  ===========   ===========   ===========

         Notes:

            (i) On 6 April 2005, the directors proposed a final dividend of HK$0.037 per ordinary share for the year ended 31 December 2004, which was paid on 10 June 2005 and has been reflected as an appropriation of retained earnings for the six months ended 30 June 2005.

            (ii) No interim dividend has been proposed by the directors for the period ended 30 June 2005. The payment of any future dividends will be determined by the Board of Directors.

      (b)   Appropriation to statutory reserve

            According to a PRC tax approval document issued by Ministry of Finance and State Administration of Taxation to China Netcom (Group) Company Limited ("CNC China"), the Group's primary operating subsidiary, the Group's upfront connection fees are not subject to EIT and an amount equal to the upfront connection fees recognised in the income statement should be transferred from retained earnings to a statutory reserve. As at 31 December 2004, the aggregated upfront connection fees recognised in the income statement amounted to RMB 3,378 million, which was transferred to the statutory reserve in accordance with the aforementioned approval document.

            For the six months ended 30 June 2005, the Company has not made other appropriations to the statutory reserve which will be made at year end.

10    Earnings per share

      Basic earnings per share is computed using the weighted average number of ordinary shares outstanding during the year. Diluted earnings per share is computed using the weighted average number of ordinary shares and potential ordinary shares outstanding during the year.

      The following table sets forth the computation of basic and diluted net earnings per share:


                                                                                           Six months ended 30 June
                                                                                                  2005            2004
                                                                                           (in RMB millions, except
                                                                                         -7 share and per share data)
                                                                                             Unaudited         Audited

      Numerator:
      Profit for the periods                                                                     6,358           4,875
      Denominator:
      Weighted average number of ordinary shares outstanding and shares used in          6,593,529,000   5,492,258,218
      computing basic earnings per share

      Weighted average number of potential ordinary shares:
      Diluted equivalent shares arising from convertible Preference shares                           -       7,741,782
      Diluted equivalent shares arising from share option                                   34,754,749               -
                                                                                         -------------   -------------
      Shares used in computing diluted earnings per share                                6,628,283,749   5,500,000,000
                                                                                         -------------   -------------
      Basic earnings per share                                                                 RMB0.96         RMB0.89
                                                                                         =============   =============
      Diluted earnings per share                                                               RMB0.96         RMB0.89
                                                                                         =============   =============

11    Accounts receivable

        Amounts due from the provision of fixed line telecommunications service to residential and business customers are due within 30 days from the date of billing. Residential customers who have accounts overdue by more than 90 days will in normal circumstances have their services disconnected. Accounts receivable from other telecommunications operators and customers are due between 30 to 90 days from the billing date.

        The ageing analysis of accounts receivable based on the billing date is as follows:


                                                                                          30 June 2005     31 December
                                                                                                                  2004
                                                                                           RMB million     RMB million
                                                                                             Unaudited         Audited

         0-30 days                                                                               4,965           4,479
         31-90 days                                                                              1,315             861
         Over 90 days                                                                            1,801           1,404
                                                                                         ------------    -------------
         Total                                                                                   8,081           6,744
                                                                                         ------------    -------------
         Less: Allowance for doubtful debts                                                    (1,303)         (1,056)
                                                                                         ------------    -------------
         Net carrying amounts                                                                    6,778           5,688
                                                                                         =============   =============


      Included in the accounts receivable are amounts due from other state-owned telecommunication operators amounting to RMB 1,009 million (2004: RMB 789 million).

12    Accounts payable


                                                                                            30 June 2005   31 December
                                                                                                                  2004
                                                                                             RMB million   RMB million
                                                                                               Unaudited       Audited

      0-30 days                                                                                    4,165         6,122
      31-60 days                                                                                   1,269         1,833
      61-90 days                                                                                     864           925
      91-180 days                                                                                  1,989         2,115
      Over 180 days                                                                                4,994         3,658
                                                                                           ------------- -------------
                                                                                                  13,281        14,653
                                                                                           ============= =============

      Included in accounts payable are amounts due to other state-owned telecommunication operators amounting to RMB 2,010 million (2004: RMB 1,781 million).

13    Bank and other loans

(a)   As at 30 June 2005, the short term bank loans were unsecured and comprise:

      Currency                     Interest rate and final maturity                       30 June 2005     31 December
                                                                                                                  2004
                                                                                           RMB million     RMB million
                                                                                             Unaudited         Audited

      Renminbi denominated         Variable  interest  rates  ranging  from  4.54% to           26,274          29,220
                                   5.02% per annum  with  maturity  through 6 January
                                   2006
      US Dollar denominated        Variable  interest  rates  ranging  from  3.98% to              151             119
                                   4.70% per annum with maturity  through 29 November
                                   2005
                                                                                         -------------   -------------
                                                                                                26,425          29,339
                                                                                         =============   =============


(b) The Group's long term bank and other loans comprise:

                                                                                          30 June 2005     31 December
                                                                                                                  2004
                                                                                           RMB million     RMB million
                                                                                Note         Unaudited         Audited

       Bank and other loans                                                     (i)             21,257          27,571
       Finance lease obligations                                                (ii)             1,286           1,560
                                                                                         -------------   -------------
                                                                                                22,543          29,131
       Less: Current portion                                                                   (4,263)         (7,270)
                                                                                         -------------   -------------
                                                                                                18,280          21,861
                                                                                         =============   =============

      (i) Long term bank and other loans

                                                                                          30 June 2005     31 December
                                                                                                                  2004
                                                                                           RMB million     RMB million
                                                                                             Unaudited         Audited

             Loans
             Unsecured                                                                          19,158          25,228
             Secured                                                                             2,099           2,343
                                                                                         -------------   -------------
             Total                                                                              21,257          27,571
                                                                                         -------------   -------------
             Less: Current portion                                                             (4,101)         (7,060)
                                                                                         -------------   -------------
             Long-term loans                                                                    17,156          20,511
                                                                                         =============   =============

 The Group's long term bank and other loans (excluding finance lease liabilities) were repayable as follows:

                                                                                            30 June 2005   31 December
                                                                                                                  2004
                                                                                             RMB million   RMB million
                                                                                               Unaudited       Audited

             Within one year                                                                       4,101         7,060
             In the second year                                                                    6,083         6,550
             In the third to fifth year                                                            8,154        11,196
             After the fifth year                                                                  2,919         2,765
                                                                                           -------------  ------------
                                                                                                  21,257        27,571
                                                                                           =============  ============

            As at 30 June 2005, bank loans amounting to RMB 2,099 million (2004: RMB 2,343 million) were secured by the followings:

            (i) Certain property, plant and equipment amounting to RMB 3 million (2004: RMB 22 million) in respect of loans amounting to RMB 1 million (2004: RMB 3 million);

            (ii) Corporate guarantees granted by China Netcom Group to the extent of RMB 1,782 million (2004: RMB 1,888 million); and

            (iii) Corporate guarantees granted by third parties to the extent of RMB 316 million (2004: RMB 452 million).

(b) (ii) Finance lease obligations

                                                                                            30 June 2005   31 December
                                                                                                                  2004
                                                                                             RMB million   RMB million
                                                                                               Unaudited       Audited

             Obligation under finance leases                                                       1,286         1,560
             Less: current portion                                                                 (162)         (210)
                                                                                           ------------- -------------
                                                                                                   1,124         1,350
                                                                                           ============= =============

           During the year ended 31 December 2004, the Group entered into a finance lease arrangement with a related party for certain existing fixed assets in return for funding of RMB 1,085 million. The net book value of such fixed assets amounted to RMB 857 million (2004:
           RMB 954 million). The lease obligation payable to the related party as at 30 June 2005 amounted to RMB 1,051 million (2004: RMB 1,070 million).

           The Group's liabilities under finance leases are analysed as follows:


                                                                                             30 June 2005  31 December
                                                                                                                  2004
                                                                                              RMB million  RMB million
                                                                                                Unaudited      Audited

           Within one year                                                                            193          390
           In the second year                                                                       1,110          662
           In the third to fifth year, inclusive                                                       36          580
                                                                                            ------------- ------------
                                                                                                    1,339        1,632
           Less: future finance charges on finance leases                                            (53)         (72)
                                                                                            ------------- ------------
           Present value of finance lease liabilities                                               1,286        1,560
                                                                                            ============= =============
           The present value of finance lease liabilities is as follows:
           Within one year                                                                            162          210
           In the second year                                                                       1,088          776
           In the third to fifth year, inclusive                                                       36          574
                                                                                            ------------- ------------


                                                                                                    1,286        1,560
                                                                                            ============= =============

14    Commitments

(a)   Capital commitments

                                                                                          30 June 2005     31 December
                                                                                                                  2004
                                                                                           RMB million     RMB million
                                                                                             Unaudited         Audited

      Contracted but not provided for Land and buildings                                            36              47
      Telecommunications networks and equipment                                                  1,136             986
                                                                                         -------------   -------------
                                                                                                 1,172           1,033
                                                                                         =============   =============
      Authorised but not contracted for
      Land and buildings                                                                           233               2
      Telecommunications networks and equipment                                                  2,220           1,778
                                                                                         -------------   -------------
                                                                                                 2,453           1,780
                                                                                         =============   =============


(b) Operating lease commitments

      The Group has future minimum lease payments under non-cancellable operating leases in respect of premises and equipment as follows:

                                                                                          30 June 2005     31 December
                                                                                                                  2004
                                                                                           RMB million     RMB million
                                                                                             Unaudited         Audited

      Not later than one year                                                                      873             793
      Later than one year and not later than five years                                          1,640           1,129
      Later than five years                                                                      1,893           1,510
                                                                                         -------------   -------------
                                                                                                 4,406           3,432
                                                                                         =============   =============

15    Related party transactions

      China Netcom Group, the Group's parent company, is a state-controlled enterprise directly controlled by the PRC government. The PRC government is the Company's ultimate controlling party. Neither China Netcom Group nor the PRC government publishes financial statements available for public use.

      All state-controlled enterprises, their subsidiaries, their key management and their close family, and their employees (collectively referred as "state-owned parties") are ultimately related parties of the Group. The Group has extensive transactions including provision and receiving of services, leasing of assets and obtaining finances, with these state-owned parties in its ordinary course of business. These transactions are carried out at terms similar to those with other non-state-owned parties and have been reflected in the Financial Information.

      The Group's operations are subject to the supervision of and regulation by the PRC Government. The Ministry of Information Industry (the "MII"), pursuant to the authority delegated by the PRC's State Council, is responsible for formulating the telecommunications industry policies and regulations for all telecommunication operators in China. As a state-owned telecommunication operator, the Group has extensive transactions with other state-owned telecommunication operators in its ordinary course of business. These transactions are carried out in accordance with the rules and regulations stipulated by the MII of the PRC Government and disclosed below.

      The Group has extensive transactions with other members of the China Netcom Group. As a result of this relationship, it is possible that the terms of the transactions between the Group and other members of the China Netcom Group are not the same as those that would result from transactions with other related parties or wholly unrelated parties.

      Management believes that meaningful information relative to related party disclosures has been adequately disclosed.


                                                                                           Six months ended 30 June
                                                                                                     2005         2004
                                                                                              RMB million  RMB million
                                                                                                Unaudited      Audited

      Interconnection income
         - from fellow subsidiaries                                                                   142            -
         - from other state-owned telecommunication operators                                       2,190        1,719
                                                                                            ------------- -------------
      Sub total                                                                                     2,332        1,719
                                                                                            ============= =============
      Interconnection charges
         - to fellow subsidiaries                                                                   (277)            -
         - to other state-owned telecommunication operators                                         (524)        (357)
                                                                                            ------------- -------------
      Sub total                                                                                     (801)        (357)
                                                                                            ============= =============
      Rental income from properties leased to fellow subsidiaries                                       -            2
                                                                                            ============= =============
      Purchase of materials
         - from fellow subsidiaries                                                                 (433)        (528)
         - from related company                                                                     (101)        (670)
                                                                                            ------------- -------------
      Sub total                                                                                     (534)      (1,198)
                                                                                            ============= =============
      Receipt of engineering, project planning, design, construction and information technology services
         - from fellow subsidiaries                                                                   592          321
         - from related company                                                                        80          564
                                                                                            ------------- -------------
      Sub total                                                                                       672          885
                                                                                            ============= =============
      Ancillary telecommunications support services
         - from fellow subsidiaries                                                                 (100)        (207)
         - from related company                                                                      (11)        (232)
                                                                                            ------------- -------------
      Sub total                                                                                     (111)        (439)
                                                                                            ============= =============
      Payment of operating lease rentals of premises
         - to fellow subsidiaries                                                                   (292)          (7)
         - to related company                                                                           -          (5)
                                                                                            ------------- -------------
      Sub total                                                                                     (292)         (12)
                                                                                            ============= =============
      Common corporate services income received from ultimate holding company                          28            -
                                                                                            ============= =============
      Common corporate services expenses paid to ultimate holding company                           (117)            -
                                                                                            ============= =============
      Support services
         - from ultimate holding company                                                              (2)            -
         - from fellow subsidiaries                                                                 (290)        (187)
         - from related company                                                                       (1)        (149)
                                                                                            ------------- -------------
      Sub total                                                                                     (293)        (336)
                                                                                            ============= =============
      Rental income for lease of telecommunications facilities to other stated-owned                  613          519
      telecommunication operators
                                                                                            ============= =============
      Payment of operating lease rentals of telecommunications facilities to ultimate               (118)            -
      holding company
                                                                                            ============= =============


      Payment for purchase of long-term telecommunications capacity to ultimate                      (91)            -
      holding company
                                                                                            ============= =============
      Payment for lease of long-term telecommunications capacity to ultimate holding                 (52)            -
      company
                                                                                            ============= =============

      Management fee received from ultimate holding company                                            55            -
                                                                                            ============= =============

      Notes:

      (i) The Group entered into finance lease arrangement with a related party and details have been set out in Note 13 (b) (ii).

      (ii) China Netcom Group, the Company's ultimate holding company, entered into an agreement (the "Sponsorship Agreement") with Beijing Organisation Committee ("BOCOG") which designated China Netcom Group as the exclusive fixed-line telecommunications services partner in the People's Republic of China ("PRC") to sponsor the 2008 Beijing Olympic Games. China Netcom Group allocated the sponsorship fee to its members based on the estimated future benefits derived from the Sponsorship Agreement to respective members and the Company sponsor a portion of the required support under the Sponsorship Agreement through providing telecommunications goods and services to BOCOG amounting to RMB 480 million. Accordingly, an intangible assets and a payable to the ultimate holding company of the said amount have been recognised on the Company's balance sheet.

      (iii) As at 30 June 2005, China Netcom Group granted corporate guarantee to the Group as set out in Note 13 (b) (i).

16    Significant subsequent events

      (a) The Company has undertaken to The Stock Exchange of Hong Kong Limited to use its best efforts to release the guarantees granted by China Netcom Group, or failing such, to arrange for the settlement of the relevant loans, within six months from its listing on 17 November 2004. The balance of such loans amounted to RMB1,782 million as at 30 June 2005. After the balance sheet date, all the bank loans guaranteed by China Netcom Group have been repaid and the related bank guarantees have been released.

      (b) On 12 September 2005, the Company entered into an agreement to acquire the entire equity interest in China Netcom Group New Horizon Communications Corporation (BVI) Limited from China Netcom Group, its ultimate holding company, for a total cash consideration of RMB 12.8 billion, subject to certain conditions. China Netcom Group New Horizon Communications Corporation (BVI) Limited currently operates the fixed line telecommunication businesses in four provinces/ autonomous regions, namely Shanxi Province, Jilin Province, Heilongjiang Province and Inner Mongolia Autonomous Region in the PRC. This proposed acquisition is subject to the approval of the Company's shareholders. Further details can be found in the Company's announcement issued on 12 September 2005.

Supplementary financial information

Restated consolidated income statement for the year ended 31 December 2004

The restated consolidated income statement for the year ended 31 December 2004 due to the adoption of new accounting policies set out in note 3 to the interim financial report is set out below.


                                                                                                For the year ended  31
                                                                                                         December 2004
                                                                                                 RMB million  Restated

Revenues                                                                                                        64,922
                                                                                                          ------------
Operating expenses
Depreciation and amortisation                                                                                 (18,754)
Networks, operations and support                                                                              (11,591)
Staff costs                                                                                                    (8,059)
Selling, general and administrative                                                                            (9,566)
Other operating expenses                                                                                       (1,534)
                                                                                                          ------------


Operating profit before interest income and dividend income                                                     15,418
Interest income                                                                                                     76
Dividend income                                                                                                     17
                                                                                                          ------------
Profit from operations                                                                                          15,511
Finance costs                                                                                                  (2,932)
Share of loss of associated companies                                                                              (1)
                                                                                                          ------------
Profit before taxation                                                                                          12,578
Taxation                                                                                                       (3,348)
                                                                                                          ------------
Profit for the year                                                                                              9,230
                                                                                                         =============

Profit before taxation decreased by RMB18 million is a result of the retrospective adoption of HKFRS 2 (note 3(a)).

INTERIM DIVIDEND

The board of directors of the Company has resolved that no interim dividend be paid for the six months ended 30 June 2005.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the six months ended 30 June 2005, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities.

AUDIT COMMITTEE

The Audit Committee reviewed with management the accounting principles and practices adopted by the Company and discussed auditing, internal control and financial report matters including the review of the unaudited interim financial statements for the six months ended 30 June 2005.

COMPLIANCE WITH THE CODE PROVISIONS SET OUT IN THE CODE ON CORPORATE GOVERNANCE PRACTICES

The Company has, since October 2004, established an audit committee, a compensation committee, a strategic planning committee and a corporate governance committee. In compliance with the relevant code provisions of the Code on Corporate Governance Practices as set out in Appendix 14 to the Listing Rules (the "Code on Corporate Governance Practices"), the board of directors of the Company adopted written terms of reference in respect of each of the audit committee, the compensation committee, the strategic planning committee and the corporate governance committee on 1 February 2005.

At the time when the compensation committee was established, it comprised an executive director, a non-executive director and an independent non-executive director. In compliance with the relevant code provisions of the Code on Corporate Governance Practices, Mr. Victor Cha Mou Zing and Mr. Hou Ziqiang, two of the independent non-executive directors of the Company, were appointed by the board of directors of the Company on 1 February 2005 as additional members of the compensation committee.

Save as disclosed above and other than the requirements relating to the preparation and content of a Corporate Governance Report (which will come into effect in respect of the Company's annual report for the financial year ending 31 December 2005), the Company has complied with the code provisions of the Code on Corporate Governance Practices throughout the six months ended 30 June 2005.

Under the amended Corporate Governance Rules of New York Stock Exchange, Inc. (the "NYSE"), foreign issuers (including China Netcom Group Corporation (Hong
Kong) Limited) listed on the NYSE are required to disclose a summary of the significant differences between their domestic corporate governance rules and NYSE corporate governance rules that would apply to a U.S. domestic issuer. A summary of such differences will appear on our website at http://www.china-netcom.com/english/inv/Corporate_Governance_Differences.htm.

COMPLIANCE WITH THE MODEL CODE

The Company has adopted the Model Code as set out in Appendix 10 to the Listing Rules. All directors have confirmed, following enquiry by the Company, that they have complied with the required standard set out in the Model Code throughout the period from 1 January 2005 to 30 June 2005.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this announcement may be viewed as "forward-looking statements" within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the "SEC") and in the Company's other filings with the SEC.

PUBLICATION OF INTERIM RESULTS ON THE WEBSITE OF THE STOCK EXCHANGE OF HONG KONG LIMITED AND THE COMPANY

The 2005 Interim Report will be despatched to shareholders as well as made available on The Stock Exchange of Hong Kong Limited's website at http://www.hkex.com.hk and the Company's website at http://www.china-netcom.com.

The 2005 interim financial information set out above does not constitute the Group's statutory financial statements for the six months ended 30 June 2005 but is extracted from the financial statements for the six months ended 30 June 2005 to be included in the 2005 Interim Report.

As at the date of this announcement, the board of directors of the Company comprises Mr. Zhang Chunjiang, Dr. Tian Suning, Mr. Zhang Xiaotie and Mr. Miao Jianhua as executive directors, Mr. Jiang Weiping, Ms. Li Liming, Mr. Jose Maria Alvarez-Pallete and Mr. Yan Yixun as non-executive directors, and Mr. John Lawson Thornton, Mr. Victor Cha Mou Zing, Dr. Qian Yingyi, Mr. Hou Ziqiang and Mr. Timpson Chung Shui Ming as independent non-executive directors.